Exhibit 8.2

[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]	Suite 1400 4208 Six Forks Rd.
Raleigh NC 27609
t 919 420 1700 f 919 420 1800
Gary K. Joyner
direct dial 919 420 1750
direct fax 919 510 6119
July 12, 2011	gjoyner@kilpatricktownsend.com

Board of Directors

ASB Bancorp, Inc.

Asheville Savings Bank, S.S.B.

11 Church Street

Asheville, North Carolina 28801

Re:	North Carolina Income Tax Opinion Relating to the Conversion of Asheville Savings Bank, S.S.B. from a North Carolina-Chartered Mutual Savings Bank to a North Carolina-Chartered Stock Savings Bank

Ladies and Gentlemen:

You have asked for our opinion regarding the material North Carolina income tax consequences of the proposed conversion of Asheville Savings Bank, S.S.B. from a North Carolina-chartered mutual savings bank to a North Carolina-chartered stock savings bank (the “Converted Bank”) and the acquisition of the Converted Bank’s capital stock by ASB Bancorp, Inc., a North Carolina corporation (the “Conversion”), pursuant to a plan of conversion initially adopted by the Board of Directors of Asheville Savings Bank, S.S.B. on March 15, 2011 (the “Plan of Conversion”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan of Conversion.

In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan of Conversion and of such corporate records of the parties to the conversion as we have deemed appropriate. We have also relied upon, without independent verification, the representations of Asheville Savings Bank, S.S.B. and ASB Bancorp, Inc. contained in their letter to us dated as of the date hereof. We have assumed that such representations are true and that the parties to the conversion will act in accordance with the Plan of Conversion. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

In rendering this opinion, we have reviewed the following documents:

(1)	the Application of Conversion dated May 26, 2011 submitted to the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks and all attachments thereto (the “Application”); and

Board of Directors

July 12, 2011

(2)	the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Registration Statement”).

The documents referenced in subsections (1) through (2) above may be referred to collectively herein as the “Transaction Documents.” We have assumed for purposes of this letter that the Conversion will occur in accordance with the Plan of Conversion and as described in the Registration Statement.

The opinions set forth herein are limited to matters governed by the laws of the State of North Carolina and the federal laws of the United States of America, and no opinion is expressed herein as to the laws of any other jurisdiction and we express no opinion concerning any matter respecting or affected by any laws other than laws that a lawyer in North Carolina exercising customary professional diligence would reasonably recognize as being directly applicable to the Conversion.

Changes in the North Carolina laws could affect the continued validity of the opinions expressed below. Furthermore, we can provide no assurance that the opinions expressed herein would be adopted by the North Carolina Department of Revenue or a court of law. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions or otherwise.

In a separate letter dated as of even date with this letter (the “Federal Tax Opinion”), subject to the assumptions and limitations contained therein, we provided our opinion that, for federal income tax purposes, under current law:

1.	The conversion of Asheville Savings Bank, S.S.B. from the mutual to the stock form of organization will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”) (see Rev. Rul. 80-105, 1980-1 C.B. 78), and no gain or loss will be recognized by account holders and no gain or loss will be recognized by Asheville Savings Bank, S.S.B. by reason of such conversion.

2.	No gain or loss will be recognized by ASB Bancorp, Inc. upon the sale of shares of common stock in the Offering (Section 1032(a) of the Code).

3.	No gain or loss will be recognized by account holders of Asheville Savings Bank, S.S.B. upon the issuance to them of accounts in the Converted Bank immediately after the conversion, in the same dollar amounts and on the same terms and conditions as their accounts at Asheville Savings Bank, S.S.B. plus interests in the liquidation account in the Converted Bank (Section 354(a) of the Code).

Board of Directors

July 12, 2011

4.	It is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of ASB Bancorp, Inc. to be issued to Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members is zero (the “Subscription Rights”), and, accordingly, that no income will be realized by Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members upon the issuance to them of Subscription Rights (Section 356(a) of the Code) or upon the exercise of the Subscription Rights (Rev. Rul. 56-572, 1956-2 C.B. 182).

5.	It is more likely than not that the tax basis to the holders of shares of common stock purchased in the Offering pursuant to the exercise of Subscription Rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the Offering (Section 1223(5) of the Code).

6.	The holding period for shares of common stock purchased in the Community Offering or Syndicated Community Offering will begin on the day after the date of the purchase (Rev. Rul. 70-598, 1970-2 C.B. 168).

Based on and subject to the foregoing, it is our opinion that, under current law the federal income tax consequences described above will be the North Carolina income tax consequences resulting from the Conversion.

Except as set forth above and the Federal Tax Opinion, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Conversion or of any transaction related thereto or contemplated by the Plan of Conversion. This opinion may not be referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Application and as an exhibit to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, all filed in connection with the conversion, and to reference to our firm and to this opinion in the prospectus included in both the Registration Statement on Form S-1 and the Application for Conversion under the headings “The Conversion and Stock Offering—Material Income Tax Consequences” and “Legal and Tax Opinions.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

By:	/s/ Gary K. Joyner
Gary K. Joyner, a Partner